SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 8, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

4Q18 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2018

Buenos Aires, Argentina, March 8, 2019 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2018 (“4Q18”). All figures are in Argentine pesos (Ps.)

Summary

• The Bank’s net income totaled Ps.5.2 billion in 4Q18. This result was 37% higher than the Ps.3.8 billion posted in 3Q18 and 67% higher than in 4Q17. In 4Q18, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 30.7 % and 5.8%, respectively. Net income of Ps.15.8 billion in FY2018 was 55% higher than net income in FY2017.

• In 4Q18, Banco Macro’s financing to the private sector grew 2% or Ps.3.8 billion quarter over quarter (“QoQ”) totaling Ps.171.5 billion and increased 34% or Ps.44 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Documents stand out, with a 9% growth QoQ. Meanwhile within consumer loans, credit card loans rose 7% QoQ.

•In 4Q18, the efficiency ratio reached 35.8%, improving from the 39.1% posted in 3Q18 and the 40.2% in 4Q17. In FY2018 the efficiency ratio was 37.9% improving from 40% in FY2017.

• In 4Q18, Banco Macro’s total deposits grew 12% QoQ, totaling Ps.238 billion and representing 83% of the Bank’s total liabilities. Private sector deposits grew 14% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.45.7 billion 26.5% regulatory capital ratio – Basel III and 19.7% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 57.1% of its total deposits in 4Q18.

• In 4Q18, the Bank’s non-performing to total financing ratio was 1.91% and the coverage ratio reached 117.74%.

4Q18 Earnings Release Conference Call Monday, March 11, 2019 Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer

To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 03/11/2019 through 03/25/2018	Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

With the presence of: Jorge Pablo Brito (Vice Chairman), Gustavo Manriquez (CEO) and Jorge Scarinci (CFO).

4Q18 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

4Q18 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”) with the exception of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies” both temporarily excluded by the Central Bank of Argentina from the applicable accounting framework for Financial Institutions.

Results

Earnings per outstanding share were Ps.8.15 in 4Q18, 41% higher than 3Q18 and 76% higher than the result posted a year ago. On a yearly basis Net Income increased 69% while Earnings per Share increased 76%, given that the average amount of outstanding shares decreased in 3Q18 and 4Q18 due to the Share buyback program.

In FY2018 Earnings per share were Ps.23.79 and increased 49% compared to FY2017.

EARNINGS PER SHARE	MACRO Consolidated							Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	2017	2018	QoQ	YoY

Net income -Parent Company- (M $)	3,103.0	3,542.1	3,115.7	3,828.2	5,243.2	10,065.4	15,729.2	37%	69%
Average # of shares outstanding (M)	669.7	669.7	669.7	662.2	643.3	629.5	661.1	-3%	-4%
Average #of treasury stocks (shares repurchased) (M)	0.0	0.0	0.0	7.5	26.3	0.0	8.6	251%	100%
Book value per avg. Outstanding share ($)	69.8	75.1	75.2	76.1	83.8	74.2	81.6	10%	20%
Shares Outstanding (M)	669.7	669.7	669.7	648.2	640.7	669.7	640.7	-1%	-4%
Earnings per avg. outstanding share ($)	4.63	5.29	4.65	5.78	8.15	15.99	23.79	41%	76%

Book value per avg. issued ADS (USD)	37.18	37.28	26.06	18.62	22.16	37.18	22.16	19%	-40%
Earnings per avg. outstanding ADS (USD)	2.47	2.64	1.61	1.41	2.16	9.04	7.82	52%	-13%

Banco Macro’s 4Q18 net income of Ps.5.2 billion was 37% or Ps.1.4 billion higher than the previous quarter and 67% or Ps.2.1 billion higher YoY.

In FY2018 Net Income totaled Ps.15.8 billion, 55% or Ps.5.6 billion higher than in FY2017. This result represented an accumulated ROAE and ROAA of 30.7 % and 5.8% respectively.

Net operating income (before G&A and personnel expenses) was Ps.16.2 billion in 4Q18, increasing 26% or Ps.3.3 billion compared to 3Q18 and 62% or Ps.6.2 billion compared to the previous year.

In FY2018 Net operating income (before G&A and personnel expenses) totaled Ps.50.6 billion, 46% higher than in FY2017.

Operating income (after G&A and personnel expenses) was Ps.7.6 billion in 4Q18, 37% or Ps.2 billion higher than in 3Q18 and 81% higher than a year ago.

In FY2018 Net operating income of Ps.22.5 billion was 51% higher than in FY2017.

It is important to emphasize that this result was obtained with a leverage of 6.3x assets to equity ratio.

3

4Q18 Earnings Release

INCOME STATEMENT	MACRO Consolidated							Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	2017	2018	QoQ	YoY

Net Interest Income	7,407.4	7,942.1	9,092.5	10,322.7	12,288.2	24,148.2	39,645.5	19%	66%
Net fee income	2,271.7	2,385.1	2,710.7	2,901.2	3,136.1	8,503.5	11,133.1	8%	38%
Subtotal (Net Interest Income + Net Fee Income)	9,679.1	10,327.2	11,803.2	13,223.9	15,424.3	32,651.7	50,778.6	17%	59%
Net Income from financial instruments at fair value through P&L	227.4	249.2	-46.3	498.9	363.9	592.4	1,065.7	-27%	60%
Income from assets at amortized cost	-26.1	-2.9	-	-3.0	1.4	10.6	-4.5	-147%	-105%
Differences in quoted prices of gold and foreign currency	255.0	150.6	-1,012.3	-1,244.4	728.6	1,380.3	-1,377.5	-159%	186%
Other operating income	318.1	568.5	571.9	1,169.5	536.1	1,607.0	2,846.0	-54%	69%
Provision for loan losses	421.8	566.8	571.3	732.3	836.0	1,594.5	2,706.4	14%	98%
Net Operating Income	10,031.6	10,725.8	10,745.2	12,912.6	16,218.2	34,647.5	50,601.8	26%	62%
Employee benefits	2,185.4	2,017.7	2,443.1	2,719.8	3,124.2	7,695.2	10,304.8	15%	43%
Administrative expenses	1,394.2	1,402.0	1,549.5	1,775.8	2,105.4	4,694.8	6,832.7	19%	51%
Depreciation and impairment of assets	179.5	162.9	172.6	186.5	214.5	586.2	736.5	15%	19%
Other operating expenses	2,097.4	2,029.2	2,317.5	2,693.0	3,212.7	6,784.2	10,252.4	19%	53%
Operating Income	4,175.1	5,114.1	4,262.6	5,537.6	7,561.1	14,887.2	22,475.4	37%	81%
Result from associates & joint ventures	80.3	75.4	145.1	12.4	33.4	196.6	266.3	169%	-58%
Result before taxes from continuing operations	4,255.1	5,189.5	4,407.7	5,550.0	7,594.5	15,083.8	22,741.7	37%	78%
Income tax	1,123.2	1,624.9	1,270.7	1,717.7	2,351.5	4,932.0	6,964.8	37%	109%
Net income from continuing operations	3,131.9	3,564.5	3,136.9	3,832.3	5,243.2	10,151.8	15,776.9	37%	67%

Net Income of the period	3,131.9	3,564.5	3,136.9	3,832.3	5,243.2	10,151.8	15,776.9	37%	67%
Net income of the period attributable to parent company	3,101.3	3,542.1	3,115.7	3,828.2	5,243.2	10,065.4	15,729.2	37%	69%
Net income of the period atributable to minority interest	28.9	22.4	21.2	4.1	0.00	86.40	47.70	-100%	-100%

The Bank’s 4Q18 net interest income totaled Ps.12.3 billion, 19% or Ps.2 billion higher than in 3Q18 and 66% or Ps.4.9 higher YoY.

In FY2018 net interest income totaled Ps.39.7 billion, 64% higher than in FY2017.

In 4Q18 interest income totaled Ps.23.8 billion, 42% or Ps.7 billion higher than in 3Q18 and 128% or Ps.13.4 billion higher than in 4Q17.

Income from interest on loans and other financing totaled Ps.15.6 billion, 26% or Ps.3.2 billion higher compared with the previous quarter due to a 7% increase in the average volume of loans and a 450b.p. increase in interest rates. On a yearly basis Income from interest on loans and other financing increased 87% or Ps.7.2 billion.

In FY2018 Income from interest on loans and other financing was Ps.47.5 billion, 68% higher than in FY2017.

In 4Q18 income from government and private securities increased 77% or Ps.3.5 billion QoQ and 294% or Ps.5.9 billion compared with the same period of last year. This result is explained 95% by income from government and private securities through other comprehensive income (Central Bank Notes) and the remaining 5% is explained by income of government and private securities at amortized cost.

In FY2018 Income from government and private securities totaled Ps.17.7 billion, 208% higher than in FY2017.

In 4Q18 Differences in quoted prices of gold and foreign currency increased Ps.2 billion, totaling a Ps.729 billion gain, due to the 8% argentine peso appreciation against the US dollar and the Bank’s short dollar position during most of the quarter. In FY2018 FX gains and losses have been related to:

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	MACRO Consolidated				Variation QoQ
In MILLION $	1Q18	2Q18	3Q18	4Q18%		$
Translation of FX assets and liabilities to Pesos	21.0	-1,336.5	-1,759.1	353.5	-120%	2,112.6
Income from foreign currency exchange	129.6	324.2	514.7	375.1	-27%	-139.6
	150.6	-1,012.3	-1,244.4	728.6	159%	1,973.0

4

4Q18 Earnings Release

INTEREST INCOME	MACRO Consolidated							Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	2017	2018	QoQ	YoY

Interest on Cash and due from Banks	6.7	3.0	2.0	4.7	15.3	13.7	25.0	226%	128%
Interest from government securities	2,005.6	2,087.0	3,144.1	4,380.2	7,898.4	5,573.7	17,509.7	80%	294%
Interest from private securities	-0.2	52.2	50.2	71.2	1.9	169.5	175.5	-97%	-1050%
Interest on loans and other financing
To the financial sector	177.7	166.9	204.5	311.8	545.6	503.4	1,228.8	75%	207%
To the public non financial sector	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on overdrafts	753.8	780.6	961.6	1,448.1	2,441.5	2,707.8	5,631.8	69%	224%
Interest on documents	676.4	657.3	727.1	855.9	1,088.6	1,873.0	3,328.9
Interest on mortgages loans	228.5	578.6	785.0	1,101.0	1,795.1	811.4	4,259.7	63%	686%
Interest on pledged loans	144.0	149.8	142.3	142.1	147.7	504.6	581.9	4%	3%
Interest on personal loans	4,197.5	4,574.9	5,021.2	5,446.8	5,675.8	14,468.9	20,718.7	4%	35%
Interest on credit cards loans	1,212.3	1,356.2	1,545.2	1,788.3	2,371.1	4,434.3	7,060.8	33%	96%
Interest on financial leases	31.4	33.9	33.8	39.6	56.6	106.2	163.9	43%	80%
Interest on other loans	910.2	862.3	953.6	1,211.6	1,448.5	2,769.2	4,476.1	20%	59%
Interest on Repos
From the BCRA	71.4	15.6	7.1	0.0	0.0	612.4	22.7	-100%	-100%
Other financial institutions	28.1	19.5	38.7	7.7	328.0	43.4	393.9	4160%	1067%
Total Interest income	10,443.5	11,337.8	13,616.5	16,809.0	23,814.1	34,594.7	65,577.4	42%	128%

Income from Interest on loans	8,331.9	9,160.5	10,374.4	12,345.2	15,570.5	28,178.8	47,450.5	26%	87%

The Bank’s 4Q18 interest expense totaled Ps.11.5 billion, increasing 78% (Ps.5 billion) compared to the previous quarter and 280% (Ps.8.5 billion) compared to 4Q17.

In FY2018 interest expense totaled Ps.25.1 billion and were 148% higher than in FY2017.

In 4Q18, interest on deposits represented 92% of the Bank’s total interest expense, increasing 87% or Ps.5 billion QoQ. This increase was mainly driven by a 640b.p increase in the average interest rate on time deposits and a 19% increase in the average volume of time deposits. On a yearly basis, interest on deposits increased 301% or Ps.8 billion.

In FY2018 interest on deposits totaled Ps.23.2 billion, 150% higher than in FY2017.

Expenses related to interest on corporate bonds increased 18% or Ps.72 million, due to the increase in the BADLAR rate experienced in the quarter.

INTEREST EXPENSE	MACRO Consolidated							Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	2017	2018	QoQ	YoY

Deposits
Interest on checking accounts	0.0	0.0	0.0	142.1	490.5	0.0	632.6	245%	100%
Interest on saving accounts	37.1	53.6	64.2	91.1	140.4	117.9	349.3	42%	278%
Interest on time deposits	2,618.8	2,955.9	3,813.8	5,463.6	10,013.4	9,189.0	22,246.7	43%	282%
Interest on other financing from BCRA and financial inst.	14.5	13.4	21.6	47.6	44.7	43.7	127.3	120%	208%
Repos
Other financial institutions	30.8	31.0	24.3	65.7	63.7	112.8	184.7	170%	107%
Interest on corporate bonds	203.3	200.8	422.3	405.8	477.8	496.2	1,506.7	-4%	135%
Interest on subordinated bonds	126.8	139.1	174.3	252.1	266.8	459.6	832.3	45%	110%
Interest on other financial liabilities	4.7	1.9	3.5	18.3	28.6	27.3	52.3	423%	509%
Total financial expense	3,036.0	3,395.7	4,524.0	6,486.3	11,525.9	10,446.5	25,931.9	78%	280%

Expenses from interest on deposits	2,655.9	3,009.5	3,878.0	5,696.8	10,644.3	9,306.9	23,228.6	87%	301%

As of 4Q18, the Bank’s accumulated net interest margin (including FX) was 14.9%, higher than the 14% posted in 3Q18 and the 12.7% in 4Q17.

5

4Q18 Earnings Release

ASSETS & LIABILITIES PERFORMANCE	MACRO Consolidated
In MILLION $	4Q17		1Q18		2Q18		3Q18		4Q18
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Cash and Deposits in Banks	43,217.9	0.1%	32,708.3	0.0%	35,266.5	0.0%	54,562.8	0%	69,490.3	0%
Government & Securities at fair value through P&L	4,041.2	18.7%	1,059.6	64.4%	949.5	-2.0%	1,694.6	-1.0%	2,201.3	25.7%
Loans & Other Financing
Public Sector	1,561.5	36.8%	1,881.5	30.2%	1,937.2	32.2%	2,166.7	45.1%	2,111.6	68.5%
Financial Sector	2,371.3	29.7%	3,228.7	11.8%	3,624.4	21.5%	4,234.7	15.0%	4,746.9	45.6%
Private Sector	125,248.9	25.3%	133,915.6	26.9%	145,808.9	27.7%	155,049.6	30.3%	166,485.5	34.8%
Other debt securities	66,911.3	12.0%	34,532.5	25.5%	40,264.8	31.3%	42,518.3	43.4%	54,355.6	59.0%
Other interest-earning assets	6,366.2	7.2%	8,756.8	2.9%	9,260.2	1.7%	9,705.0	2.2%	11,650.0	13.5%
Total interest-earning assets	249,718.3	16.9%	216,083.0	21.6%	237,111.5	23.0%	269,931.7	24.9%	311,041.2	30.8%

Non interest-earning assets	11,147.9		10,718.4		10,792.3		11,456.2		11,894.2
Total Average Assets	202,024.3		260,866.2		226,801.4		247,903.8		281,387.9

Interest-bearing liabilities
Deposits
Public Sector	10,256.4	7.0%	13,865.7	7.1%	14,499.7	8.4%	16,986.9	12.6%	21,996.1	23.1%
Financial Sector	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Private Sector	121,986.5	8.2%	130,993.4	8.8%	143,472.9	10.2%	167,919.4	12.4%	199,275.1	18.8%
BCRA and other financial institutions	1,630.3	1.8%	736.5	6.9%	1,058.0	7.6%	2,885.7	8.9%	2,924.3	9.8%
Corporate bonds	4,669.1	17.3%	4,809.4	16.9%	7,746.3	21.9%	7,119.9	22.6%	6,359.0	29.8%
Subordinated bonds	7,180.9	7.6%	7,986.8	7.1%	9,474.3	7.5%	12,987.1	7.7%	15,023.7	7.0%
Other interest-bearing liabilities	1,015.7	18.7%	601.1	20.9%	347.6	35.0%	540.1	48.3%	392.2	64.4%
Total int.-bearing liabilities	146,816.4	8.4%	159,090.1	8.8%	176,710.0	10.4%	208,439.1	12.5%	245,970.4	18.7%

Total non int.-bearing liab. & equity	114,049.8		67,711.3		71,193.8		72,948.8		76,965.0

Total Average Liabilities & Equity	260,866.2		226,801.4		247,903.8		281,387.9		322,935.4

Assets Performance		10,632.9		11,522.3		13,593.1		16,958.1		24,151.9
Liabilities Performance		3,112.3		3,459.7		4,598.9		6,568.0		11,616.7
Net Interest Income		7,520.6		8,062.6		8,994.2		10,390.1		12,535.2
Total interest-earning assets		249,718.3		216,083.0		237,111.5		269,931.7		311,041.2
Net Interest Margin (NIM)		11.9%		15.1%		15.2%		15.3%		16.0%

In 4Q18, Banco Macro’s net fee income totaled Ps.3.1 billion, 8% or Ps.235 million higher than 3Q18, and 38% or Ps.864 million higher than 4Q17.

In FY2018 Net fee income totaled Ps.11.1 billion, 31% higher than the result posted in FY2017.

In the quarter, fee income totaled Ps.3.4 billion, 10% or Ps.308 million higher than in 3Q18. Fees charged on deposit accounts stand out, with an 8% (Ps.115 million) increase; also other fees increased 17% or Ps.142 million QoQ. On a yearly basis, fee income increased 37% or Ps.898 million.

In the quarter, total fee expenses increased 51% or Ps.73 million. On a yearly basis, fee expenses increased 18% or Ps.33 million.

NET FEE INCOME	MACRO Consolidated							Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	2017	2018	QoQ	YoY

Fee charged on deposit accounts	853.0	1,082.0	1,270.4	1,409.6	1,525.1	3,689.2	5,287.1	8%	79%
Debit and credit card fees	46.9	53.9	55.2	48.0	30.2	259.0	187.3	-13%	-36%
Fees on collection services	275.0	279.8	338.7	356.0	387.3	988.0	1,361.8	5%	41%
Insurance fees	164.2	177.6	175.8	203.2	226.3	616.0	782.9	16%	38%
Fees on private securities	100.4	99.4	107.6	117.7	123.7	393.0	448.4	9%	23%
Credit related fees	0.8	0.4	0.1	0.4	0.2	3.0	1.1	300%	-75%
Fees related to transferable securities	20.6	21.8	25.5	20.0	16.2	64.0	83.5	-22%	-21%
Other fees related to foreign trade	39.7	41.4	50.8	69.7	81.5	153.0	243.4	37%	105%
Other	955.3	813.7	896.2	820.7	962.9	3,021.0	3,493.5	-1%	1%
Total fee income	2,455.9	2,570.0	2,920.3	3,045.3	3,353.4	9,186.2	11,889.0	10%	37%

Total fee expense (*)	184.2	184.9	209.6	144.1	217.3	682.7	755.9	51%	18%

Net fee income	2,271.7	2,385.1	2,710.7	2,901.2	3,136.1	8,503.5	11,133.1	8%	38%

In 4Q18 Net Income from financial assets and liabilities at fair value through profit or loss totaled Ps.364 million, decreasing 27% or Ps.135 million compared with 3Q18. The positive result in government & private securities was partially offset by a loss related to investments in derivative financing instruments.

6

4Q18 Earnings Release

In FY2018 Net Income from financial assets and liabilities at fair value through profit or loss totaled Ps.1.1 billion, 80% higher than in FY2017.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated							Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	2017	2018	QoQ	YoY

Profit or loss from government securities	19.2	55.0	39.0	214.7	165.1	244.0	473.8	-23%	760%
Profit or loss from private securities	59.9	30.8	20.2	66.2	167.6	99.0	284.8	153%	180%
Profit or loss from investment in derivative financing instruments	0.0	3.3	-3.3	234.5	-21.6	0.0	212.9	-109%	-100%
Profit or loss from other financial assets	19.7	36.1	9.0	62.0	64.3	31.0	171.4	4%	226%
Profit or loss from investment in equity instruments	145.8	34.6	5.3	0.5	4.3	244.4	44.7	760%	-97%
Profit or loss from the sale of financial assets at fair value	0.0	89.4	-110.5	-85.0	-15.8	0.0	-121.9	-81%	-100%
Income from financial assets at fair value through profit or loss	244.6	249.2	-40.3	492.9	363.9	618.4	1,065.7	-26%	49%

Profit or loss from derivative financing instruments	-17.2	0.0	-6.0	6.0	0.0	-26.0	0.0	-100%	-100%
Income from financial liabilities at fair value through profit or loss	-17.2	0.0	-6.0	6.0	0.0	-26.0	0.0	-100%	-100%

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	227.4	249.2	-46.3	498.9	363.9	592.4	1,065.7	-27%	60%

In the quarter Other Operating Income decreased 54% or Ps.633 million, with Other income standing out with a 74% or Ps.548 million decrease. (Note that in 3Q18 there was a Ps.565 million gain related to the buyback of our corporate bonds). On a yearly basis Other Operating Income increased 69% or Ps.218 million.

In FY2018 Other Operating Income totaled Ps.2.9 billion, 77% higher than in FY2017.

OTHER OPERATING INCOME	MACRO Consolidated							Variation
IN MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	2017	2018	QoQ	YoY

Credit and debit cards	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0%	0%
Lease of safe deposit boxes	49.0	49.5	50.5	57.3	62.5	174.0	219.8	9%	28%
Other service related fees	154.1	227.9	241.1	247.7	199.2	753.0	915.9	-20%	29%
Sale of real estate and other non-financial assets	6.6	109.9	27.2	0.1	23.9	20.0	161.1	23800%	260%
Other adjustments and interest from other receivables	16.2	39.9	40.2	73.1	68.9	66.0	222.1	-6%	325%
Initial recognition of loans	-35.0	22.8	33.7	47.4	-50.6	0.0	53.3	-207%	45%
Sale of property, plant and equipment	2.6	0.7	0.8	0.8	36.5	4.0	38.8	4463%	1288%
Others	124.5	117.8	178.4	743.1	195.6	590.0	1,234.9	-74%	57%
Other Operating Income	318.1	568.5	571.9	1,169.5	536.1	1,607.0	2,846.0	-54%	69%

In 4Q18 Banco Macro’s administrative expenses plus employee benefits totaled Ps.5.2 billion, 16% or Ps.734 million higher than the previous quarter. On a yearly basis administrative expenses plus employee benefits increased 46% or Ps.1.7 billion, due to higher expenses related to employee benefits (salary increases) and others.

In FY2018 administrative expenses plus employee benefits totaled Ps.17.1 billion, 38% higher than in FY2017.

Employee benefits increased 15% or Ps.404 million QoQ, mainly as a result of the salary increases agreed with the Union. Employee benefits increased 43% or Ps.939 million YoY.

In 4Q18, the efficiency ratio reached 35.8%, better than the 39.1% posted in 3Q18 and 40.2% in 4Q17. In 4Q18 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 16%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 27% compared to 3Q18.

7

4Q18 Earnings Release

In FY2018 the accumulated efficiency ratio reached 37.9% improving from the 40% posted in FY2017, due to a 38% increase in expenses and a 45% increase in income.

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated							Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	2017	2018	QoQ	YoY

Employee benefits	2,185.4	2,017.7	2,443.1	2,719.8	3,124.2	7,695.2	10,304.8	15%	43%
Administrative Expenses	1,394.2	1,402.0	1,549.5	1,775.8	2,105.4	4,694.8	6,832.7	19%	51%
Taxes	206.4	226.2	223.6	214.4	236.4	725.6	900.6	10%	15%
Maintenance, conservation fees	193.0	166.3	207.8	242.7	292.8	597.8	909.6	21%	52%
Directors & statutory auditors´ fees	138.2	162.5	147.4	174.0	233.2	445.0	717.1	34%	69%
Security services	157.6	147.3	167.5	200.4	194.7	537.6	709.9	-3%	24%
Electricity & Communications	93.2	115.4	121.9	154.4	201.2	348.8	592.9	30%	116%
Other professional fees	104.6	105.1	124.4	145.2	190.6	356.8	565.3	31%	82%
Rental agreements	61.8	64.2	73.7	87.6	104.8	225.7	330.3	20%	70%
Advertising & publicity	95.1	32.3	55.3	80.6	146.4	232.9	314.6	82%	54%
Personnel allowances	22.6	22.8	30.5	30.0	31.5	82.7	114.8	5%	39%
Stationary & Office Supplies	11.6	12.9	13.2	16.6	15.6	43.2	58.3	-6%	34%
Insurance	10.7	10.7	13.3	14.8	24.1	44.9	62.9	63%	125%
Hired administrative services	4.7	3.5	4.5	4.9	5.3	18.0	18.2	8%	13%
Other	294.7	332.8	366.4	410.2	428.8	1,035.8	1,538.2	5%	46%
Total Administrative Expenses	3,579.6	3,419.7	3,992.6	4,495.6	5,229.6	12,390.0	17,137.5	16%	46%

Total Employees	8,774	8,915	8,949	9,096	9,028
Branches	445	454	455	473	471
Efficiency ratio	40.2%	35.6%	41.9%	39.1%	35.8%

Accumulated efficiency ratio	40.0%	35.6%	38.7%	38.9%	37.9%

Efficiency Ratio: (Employee Benefits + G&A Expenses + Depreciation & Impairment of assets + Other operating expenses (exc.Turnover Tax & Sedesa) / (Net Interest Income + Net Fee Income + Other operating income + Differences in quoted prices of gold and foreign currency)

In 4Q18, Other Operating Expenses totaled Ps.3.2 billion, with Turnover Tax and Other expenses standing out with 9% (Ps.149 million) and 135% (Ps.303 million) increases respectively. In 4Q18 Other Operating Expenses increased 19% or Ps.520 million. On a yearly basis Other Operating Expenses increased 53% or Ps. 1.1 billion.

In FY2018 Other Operating Expenses totaled Ps.10.3 billion, 51% higher than in FY2017.

OTHER OPERATING EXPENSES	MACRO Consolidated							Variation
MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	2017	2018	QoQ	YoY

Turnover Tax	987.8	1,155.9	1,309.3	1,600.1	1,749.1	3,459.2	5,814.4	9%	77%
Other provision charges	343.2	165.8	187.6	223.8	526.7	718.7	1,103.9	135%	53%
Deposit Guarantee Fund Contributions	59.4	64.0	68.9	81.7	90.8	213.5	305.4	11%	53%
Donations	25.2	22.9	24.7	20.1	18.0	95.8	85.7	-10%	-29%
Insurance claims	8.1	10.4	11.7	15.6	17.0	33.1	54.7	9%	110%
Initial loan recognition	35.0	0.0	0.0	0.0	0.0	76.0	0.0	0%	-100%
Late charges and charges payable to the Central Bank	0.0	0.0	0.0	0.1	0.0	0.1	0.1	-100%	-100%
Others	638.7	610.2	715.3	751.6	811.1	2,187.8	2,888.2	8%	27%
Other Operating Expenses	2,097.4	2,029.2	2,317.5	2,693.0	3,212.7	6,784.2	10,252.4	19%	53%

In FY2018, Banco Macro's effective income tax rate was 30.6%, compared to 32.7% in FY2017. The lower effective tax rate is explained by the reduction in statutory tax rates included in the latest tax reform bill approved by Congress (Law 27.430/2017). As of January 2018 statutory tax rate was reduced from 35% to 30% and starting from January 2020 statutory tax rate will be further reduced to 25%.

8

4Q18 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.171.5 billion, increasing 2% or Ps.3.8 billion QoQ and 34% or Ps.44 billion YoY.

Within commercial loans, growth was driven by Documents; with a 9% increase QoQ.

The main growth in consumer lending was driven by credit card loans, which grew 7% QoQ.

In FY2018, Overdrafts, Others, and Personal loans stand out with 91%, 55% and 19% increases respectively.

As of 4Q18, Banco Macro´s market share over private sector loans was 7.9%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

Overdrafts	9,465.3	12,525.6	11,126.4	16,933.4	18,048.5	7%	91%
Discounted documents	17,640.8	18,497.3	19,910.8	22,994.7	25,159.7	9%	43%
Mortgages loans	8,312.8	10,129.1	12,173.7	14,842.6	15,852.6	7%	91%
Pledged loans	4,154.2	4,061.5	4,339.4	5,056.6	4,367.0	-14%	5%
Personal loans	48,425.2	43,230.4	46,054.6	57,737.3	57,516.8	0%	19%
Credit Card loans	24,780.9	24,382.2	26,062.2	27,614.3	29,429.5	7%	19%
Others	13,150.5	27,618.8	29,202.5	21,845.1	20,432.8	-6%	55%
Total loan portfolio	125,929.8	140,444.9	148,869.8	167,023.8	170,807.0	2%	36%

Financial trusts	1,011.8	683.4	919.4	189.1	270.3	43%	-73%
Leasing	594.0	562.4	527.2	485.8	448.2	-8%	-25%
Total financing to the private sector	127,535.6	141,690.7	150,316.4	167,698.7	171,525.4	2%	34%

9

4Q18 Earnings Release

Public Sector Assets

In 4Q18, the Bank’s public sector assets (excluding LEBACs/LELIQs) to total assets ratio was 3.7%, lower than the 4.2% registered in the previous quarter, and higher than the 1.7% posted in 4Q17.

In 4Q18, a 61% or Ps.21 billion increase in LELIQs securities position stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

Lebacs	35,645.3	31,674.0	40,000.8	650.9	0.0	-100%	-100%
Leliqs	0.0	1,294.6	0.0	34,260.2	55,069.9	61%	100%
Other	1,930.0	1,786.1	6,012.2	11,140.6	10,937.4	-2%	467%
Government securities	37,575.3	34,754.7	46,013.0	46,051.7	66,007.3	43%	76%
Provincial loans	1,797.3	1,826.9	1,973.4	1,856.0	1,684.9	-9%	-6%
Loans	1,797.3	1,826.9	1,973.4	1,856.0	1,684.9	-9%	-6%
Purchase of government bonds	42.1	44.5	59.7	59.7	75.4	26%	79%
Other receivables	42.1	44.5	59.7	59.7	75.4	26%	79%

TOTAL PUBLIC SECTOR ASSETS	39,414.7	36,626.1	48,046.1	47,967.4	67,767.6	41%	72%

TOTAL PUBLIC SECTOR LIABILITIES	4.5	1.0	0.1	0.1	0.0	-100%	-100%

Net exposure	39,410.2	36,625.1	48,046.0	47,967.3	67,767.6	41%	72%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	3,769.4	3,657.5	8,045.3	13,056.3	12,697.7	-3%	237%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	1.7%	1.6%	3.0%	4.2%	3.7%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.238 billion in 4Q18, growing 12% or Ps.25.4 billion QoQ and 65% or Ps.93.8 billion YoY and representing 83% of the Bank’s total liabilities.

In FY2018 Private sector deposits stand out with a 67% increase compared to FY2017.

On a quarterly basis, private sector deposits grew 14% or Ps.26.1 billion, while public sector deposits decreased 4% or Ps.720 million.

The increase in private sector deposits was led by time deposits, which grew 20% or Ps.19.6 billion QoQ. In addition, sight deposits increased 6% or Ps.5.2 billion QoQ.

Within private sector deposits, peso deposits increased 22% or Ps.27 billion, while US dollar deposits increased 7% or USD123 million.

As of 4Q18, Banco Macro´s market share over private sector deposits was 7%.

10

4Q18 Earnings Release

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

Public sector	12,890.7	13,846.7	19,404.9	20,073.8	19,354.1	-4%	50%

Financial sector	81.4	93.2	125.4	149.9	148.3	-1%	82%

Private sector	131,157.1	135,548.2	159,942.9	192,344.9	218,452.0	14%	67%
Checking accounts	20,778.6	20,381.7	21,225.6	23,808.2	24,374.6	2%	17%
Savings accounts	44,531.9	43,307.7	53,507.2	64,110.0	68,695.1	7%	54%
Time deposits	61,602.4	66,881.0	80,250.3	98,430.5	118,033.7	20%	92%
Other	4,244.2	4,977.8	4,959.8	5,996.2	7,348.7	23%	73%
Total	144,129.2	149,488.1	179,473.2	212,568.6	237,954.4	12%	65%

Pesos	112,978.6	119,483.6	131,597.9	140,558.2	166,596.5	19%	47%
Foreign Currency (Pesos)	31,150.6	30,004.5	47,875.3	72,010.4	71,357.9	-1%	129%
Foreign Currency (USD)	1,659.2	1,489.6	1,658.8	1,760.8	1,887.4	7%	14%

Banco Macro’s transactional deposits represent approximately 43% of its total deposit base as of 4Q18. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 4Q18, the total amount of other sources of funds increased 2% or Ps.1.8 billion compared to 3Q18. In 4Q18 Shareholder’s Equity increased 7% or Ps.3.7 billion, this increase was partially offset by the decrease in Subordinated corporate bonds as a consequence of the argentine peso appreciation registered during the quarter.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

Central Bank of Argentina	11.5	13.3	16.1	22.1	24.4	10%	112%
Banks and international institutions	167.4	3.3	1,180.1	2,389.1	2,568.1	7%	1434%
Financing received from Argentine financial institutions	995.2	470.4	632.8	814.8	405.5	-50%	-59%
Subordinated corporate bonds	7,565.8	8,257.8	11,646.2	16,796.4	15,288.4	-9%	102%
Corporate bonds	4,712.2	4,913.0	8,125.3	6,512.6	6,377.3	-2%	35%
Shareholders´ equity	46,535.0	50,085.7	50,145.9	50,962.6	54,635.6	7%	17%
Total other source of funds	59,987.1	63,743.5	71,746.4	77,497.6	79,299.3	2%	32%

11

4Q18 Earnings Release

Liquid Assets

In 4Q18, the Bank’s liquid assets amounted to Ps.136 billion, showing a 24% or Ps.26 billion increase QoQ, and a 88% or Ps.63.6 billion increase on a yearly basis.

In 4Q18, LELIQs own portfolio increased 61% or Ps.20.8 billion. Also in the quarter Cash increased 8% or Ps.5.9 billion.

In 4Q18 Banco Macro’s liquid assets to total deposits ratio reached 57.1%.

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

Cash	35,561.6	29,440.8	50,309.6	68,919.1	74,766.0	8%	110%
Guarantees for compensating chambers	4,005.7	4,141.5	4,821.5	5,383.6	5,719.7	6%	43%
Call	146.0	1,138.4	620.0	720.0	405.0	-44%	177%
LEBAC own portfolio	32,655.9	31,674.0	38,038.9	650.9	0.0	-100%	-100%
Leliq own portfolio	0.0	1294.6	0.0	34260.2	55069.9	61%	100%
Total	72,369.2	67,689.3	93,790.0	109,933.8	135,960.6	17%	60%

Liquid assets to total deposits	50.2%	45.3%	52.3%	51.7%	57.1%

Solvency

Banco Macro continued showing high solvency levels in 4Q18 with an integrated capital (RPC) of Ps.66.1 billion over a total capital requirement of Ps.20.4 billion. Banco Macro´s excess capital in 4Q18 was 223% or Ps.45.7 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 26.5% in 4Q18, TIER1 Ratio stands at 19.7%

The Bank’s aim is to make the best use of this excess capital.

12

4Q18 Earnings Release

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

Credit risk requirement	11,023.2	12,371.2	13,184.6	15,338.1	15,609.3	2%	42%
Market risk requirement	184.4	188.4	450.5	302.8	212.3	-30%	15%
Operational risk requirement	3,219.3	3,530.4	3,843.2	4,198.7	4,615.6	10%	43%
Total capital requirements	14,426.9	16,090.1	17,478.3	19,839.6	20,437.1	3%	42%

Ordinary Capital Level 1 (COn1)	41,709.1	46,564.4	48,526.5	49,096.7	52,285.2	6%	25%
Deductible concepts Level 1 (COn1)	-1,022.0	-2,476.2	-2,646.1	-3,185.9	-3,046.8	-4%	198%
Additional Capital Level 1 (CAn1)	18.1	20.9	21.2	0.1	0.1	1%	-99%
Capital Level 2 (COn2)	8,836.5	9,530.0	13,087.2	18,057.9	16,874.7	-7%	91%
Integrated capital - RPC (i)	49,541.6	53,639.1	58,988.8	63,968.8	66,113.2	3%	33%

Excess capital	35,114.7	37,549.0	41,510.5	44,129.2	45,676.0	4%	30%

Risk-weighted assets - RWA (ii)	176,323.3	196,622.3	213,678.7	242,411.1	249,781.1	3%	42%

Regulatory Capital ratio [(i)/(ii)]	28.1%	27.3%	27.6%	26.4%	26.5%

Ratio TIER 1 [Capital Level 1/RWA]	23.1%	22.4%	21.5%	18.9%	19.7%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

Asset Quality

In 4Q18, Banco Macro’s non-performing to total financing ratio reached a level of 1.91%, up form 1.63% in 3Q18, and 1.07% posted in 4Q17.

Commercial and Consumer portfolio non-performing loans increased 39bp and 22bp respectively in 4Q18.

The coverage ratio reached 117.74% in 4Q18. Write-offs over total loans totaled 0.30%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

Commercial portfolio	48,851.6	56,697.6	59,005.7	69,497.4	71,201.8	2%	46%
Non-performing	187.6	222.1	367.6	624.1	916.8	47%	389%
Consumer portfolio	87,734.1	95,573.9	102,220.6	110,947.5	113,537.7	2%	29%
Non-performing	1,275.9	1,468.7	1,857.4	2,315.7	2,617.0	13%	105%
Total portfolio	136,585.7	152,271.5	161,226.3	180,444.9	184,739.5	2%	35%
Non-performing	1,463.5	1,690.8	2,225.0	2,939.8	3,533.8	20%	141%
Total non-performing/ Total portfolio	1.07%	1.11%	1.38%	1.63%	1.91%

Total allowances	2,666.7	3,015.5	3,321.9	3,852.7	4,160.8	8%	56%
Coverage ratio w/allowances	182.21%	178.35%	149.30%	131.05%	117.74%
Write Offs	285.1	239.7	385.9	383.3	556.2	45%	95%
Write Offs/ Total portfolio	0.19%	0.16%	0.24%	0.21%	0.30%

13

4Q18 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

CER adjustable ASSETS
Private sector loans (*)	3,582.2	5,416.5	6,522.1	6,754.0	6,801.0	1%	90%
Other loans	10.5	0.4	0.5	0.8	0.6	-25%	-94%
Total CER adjustable assets	3,592.7	5,416.9	6,522.6	6,754.8	6,801.6	1%	89%

CER adjustable LIABILITIES
Deposits (*)	86.7	536.0	737.3	834.6	929.0	11%	972%
Other liabilities from financial intermediation	3.9	0.0	0.0	0.0	0.0	0%	-100%
Total CER adjustable liabilities	90.6	536.0	737.3	834.6	929.0	11%	925%

NET CER EXPOSURE	3,502.1	4,880.9	5,785.3	5,920.2	5,872.6	-1%	68%

(*) Includes Loans & Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Variation
In MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

Cash and deposits in Banks	21,049.4	13,224.8	27,819.2	38,954.1	42,745.3	10%	103%
Cash	1,602.8	1,409.7	1,802.9	3,351.4	3,286.9	-2%	105%
Central Bank of Argentina	14,366.4	9,670.9	20,866.1	25,970.3	25,617.3	-1%	78%
Other financial institutions local and abroad	3,765.0	1,929.3	5,109.9	9,353.5	13,385.3	43%	256%
Others	1,315.2	214.9	40.3	278.9	455.8	63%	-65%
Net Income from financial instruments at fair value through P&L	50.9	112.1	230.8	250.4	388.3	55%	663%
Derivatives	0.6	0.0	0.7	0.0	2.7	100%	350%
Other financial assets	875.4	1,220.3	1,233.8	1,697.1	1,546.0	-9%	77%
Loans and other financing	18,771.0	22,541.5	27,830.1	45,775.0	46,040.1	1%	145%
Non financial public sector	0.0	0.0	0.0	0.1	0.1	0%	100%
Other financial institutions	175.1	500.4	254.7	567.0	480.2	-15%	174%
Non financial private sector & foreign residents	18,595.9	22,041.1	27,575.4	45,207.9	45,559.8	1%	145%
Other debt securities	1,092.9	1,095.1	1,306.6	3,105.3	1,217.2	-61%	11%
Guarantees received	247.0	263.8	581.9	988.1	929.4	-6%	276%
Investment in equity instruments	4.0	4.5	5.9	7.3	5.7	-22%	43%
Investment in associates and joint ventures	0.0	0.0	0.0	0.0	0.0	0%	0%
Total Assets	42,091.2	38,462.1	59,009.0	90,777.3	92,874.7	2%	121%
Deposits	31,150.6	30,004.5	47,875.3	72,010.4	71,357.9	-1%	129%
Non financial public sector	3,927.0	1,409.9	2,676.0	2,347.6	2,295.0	-2%	-42%
Financial sector	45.9	54.0	77.4	113.8	100.2	-12%	118%
Non financial private sector & foreign residents	27,177.7	28,540.6	45,121.9	69,549.0	68,962.7	-1%	154%
Derivatives	0.0	0.0	0.0	0.6	0.0	-100%	0%
Other liabilities from financial intermediation	1,382.7	1,475.7	2,406.0	3,516.4	2,618.9	-26%	89%
Non-subordinated corporate bonds	887.3	265.2	1,180.1	2,405.0	2,598.8	8%	193%
Subordinated corporate bonds	7,565.8	8,257.8	11,646.2	16,796.4	15,288.4	-9%	102%
Other liabilities	49.1	16.3	24.9	40.3	34.9	-13%	-29%
Total Liabilities	41,035.5	40,019.5	63,132.5	94,769.1	91,898.9	-3%	124%

NET FX POSITION (Pesos)	1,055.7	-1,557.4	-4,123.5	-3,991.8	975.8	124%	-8%
NET FX POSITION (USD)	56.2	-77.3	-142.9	-97.6	25.8	-126%	-54%

14

4Q18 Earnings Release

Relevant and Recent Events

•	Share Repurchase Program. On December 20th, 2018 and in accordance with Article 64 of Law No. 26,831 and the Rules of the CNV the Board of Directors of the Bank established the terms and conditions for the repurchase of shares issued by the Bank:

1.	Maximum amount of the investment: Up to Ps.900,000,000
2.	Maximum number of shares to be acquired: 1% of the capital stock
3.	Maximum payable price: Up to Ps.158.00 per share.
4.	Term for the acquisition: Until January 10th, 2019 subject to any further renewal

As of December 31, 2018 2,028,251 shares had been repurchased under this program (bringing the total amount of shares repurchased to 30,265,275 representing 4.52% of the capital stock) for a total of Ps.298,197,089 (Ps.4,407,907,175.4 between the three buybacks)

•	Repurchase of Class C Peso denominated Notes. During 4Q18 the Bank repurchased Class C Peso denominated notes in the aggregate amount of Ps.37,000,000; so far an aggregate amount of Ps.517,000,000 has been repurchased.

•	Interest Payment Class C Peso denominated Notes. In January 2019, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.432,597,692.13

•	Repurchase of Class B peso denominated notes. In January 2019, the Bank repurchased an aggregate amount of Ps.147,955,000 of Class B peso denominated notes, bringing the total amount repurchased to date to Ps.1,377,473,000.

•	Prisma Medios de Pago S.A – Transfer of Shares.

o	On January 21st, 2019 the Bank informed that within the scope of the Divestment Obligation undertaken by Prisma Medios de Pago S.A. and its shareholders with the Argentine Antitrust Commission, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation for the acquisition of 1,933,051 book-entry common shares of par value AR $1 each and entitled to one vote per share owned by the Bank in Prisma Medios de Pago S.A., representing 4.6775 % of its share capital. The price offered for such shares amounts to US$ 66,420,730 payable as follows: (i) approximately 60% on transfer of the shares and (ii) approximately 40% within the term of 5 years from the transfer. After completion of the transfer, the Bank shall retain, for the time being, title to 1,857,245 shares of Prisma Medios de Pago S.A., and representing 4.4941 % of its share capital. The Bank also informed that the transaction would not affect the Bank’s ordinary course of business.

o	On February 1st, 2019 the Bank informed that it had completed the transfer of 1,933,051 book-entry common shares of par value AR $1 each and entitled to one vote per share owned by the Bank in Prisma Medios de Pago S.A. to AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity), representing 51% of the Bank’s capital stock in such company. The estimated total purchase price adjusted to the Closing date is USD 64,542,090.76 out of which the Bank received on the date hereof USD 38,311,313.81 and the payment of the balance, i.e. the amount of USD 26,230,776.95 shall be deferred during the next 5 (five) years as follows: (i) 30% of such amount in Pesos adjusted by CER (UVA) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate.

Regulatory Changes

•	Reserve Requirements. In December 2018, through Communication “A” 6616 the Central Central Bank of Argentina (BCRA) modified reserve requirements for financial institutions:

15

4Q18 Earnings Release

o	Group A: for sight deposits: 30% reserve requirements in pesos, 5% in Treasury Bonds 2020, and 10% in LELIQs. In the case of time deposits (up to 29 days) reserve requirements were established at 17% cash, 5% Treasury Bonds 2020, and 13% LELIQs. Reserve requirements decrease as the duration of time deposits increases; therefore for time deposits (30 to 59 days) reserve requirements were established at 10% cash, 5% Treasury Bonds 2020, and 10% LELIQs, for time deposits (up to 89 days) reserve requirements are 5% cash, 2% Treasury Bonds 2020, 0% LELIQs, for time deposits with a duration of more than 90 days no reserve requirements were established.

o	Group B: reserve requirements were established as follows: 20% for sight deposits, 14% for time deposits (up to 29 days), 10% for time deposits (30 to 59 days), 5% for time deposits (60 to 89 days), 0% for time deposits (over 90 days).

o	For Group A entities Communication “A” 6616 is effective from February 1st, 2019, as for Group B entities it is effective from January 1st, 2019.

•	Inflation Adjustment. In February 2019, through Communication “A” 6651 the Central Bank of Argentina (BCRA) established that financial institutions should restate financial statements in accordance with IAS 29 starting from January 1st, 2020. As of the date of this report the Bank has not quantified the effects of the application of IAS 29 but they could differ significantly from the figures currently reported.

•	Daily net LELIQ Position. In February 2019, through Communication “A” 6647 the Central Bank of Argentina (BCRA) established:

o	Daily net position for financial institutions in LELIQs and Peso REPOs with the Central Bank could not exceed the integrated capital of each institution or 65% of the monthly average of daily balances of private sector peso deposits (excluding financial sector) of the previous month; whichever is greater.

o	Financial institutions that exceed the established limitation cannot increase their LELIQ position and should adequate their position in accordance with the following schedule:

▪	As of February 28th, 2019 it cannot be greater than the entity’s January integrated capital, or 100% of the monthly average of daily balances of peso deposits (excluding financial sector) of January 2019, whichever is greater.

▪	As of March 31st, 2019 it cannot be greater than the entity’s February integrated capital, or 80% of the monthly average of daily balances of peso deposits (excluding financial sector) of February 2019, whichever is greater.

▪	As of April 30th, 2019 it cannot be greater than the limit established under this regulation.

o	As of this date Banco Macro and Banco del Tucumán are within the limits of what is established by Communication “A” 6647 of the Central Bank of Argentina.

16

4Q18 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
IN MILLIONS $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

ASSETS
Cash and deposits in Banks	35,561.6	29,440.8	50,309.6	68,919.1	74,766.0	8%	110%
Cash	6,761.4	7,386.0	6,588.0	8,827.6	10,696.5	21%	58%
Central Bank of Argentina	23,703.5	19,891.7	38,529.5	50,419.0	50,212.1	0%	112%
Other loan & foreign entities	3,781.5	1,948.2	5,151.8	9,393.7	13,401.6	43%	254%
Other	1,315.2	214.9	40.3	279.0	455.8	63%	-65%
Debt securities at fair value through profit & loss	1,086.0	605.2	1,339.7	1,759.5	2,635.2	50%	143%
Derivatives	8.2	4.6	43.0	71.4	17.3	-76%	111%
Repo Transactions	1,419.8	587.3	156.2	-	0.0	0%	-100%
Other financial assets	2,272.7	3,055.0	2,515.4	3,308.6	2,999.6	-9%	32%
Loans & other receivables	132,658.7	147,618.8	155,620.5	174,288.3	178,874.8	3%	35%
Non Financial Public Sector	1,883.6	1,886.0	2,040.8	1,942.5	1,775.5	-9%	-6%
Financial Sector	3,239.5	4,042.0	3,263.3	4,647.1	5,573.8	20%	72%
Non Financial private sector and foreign	127,535.6	141,690.8	150,316.4	167,698.9	171,525.3	2%	34%
Other debt securities	34,703.8	34,745.7	43,162.6	44,976.1	64,584.8	44%	86%
Financial assets in guarantee	7,638.4	4,729.2	7,477.1	6,241.2	6,756.2	8%	-12%
Investments in equity instruments	282.7	110.2	50.0	51.9	51.5	-1%	-82%
Investments in other companies (subsidiaries and joint ventures)	218.9	288.0	97.8	85.4	108.8	27%	-50%
Property, plant and equipment	8,193.4	7,233.7	7,591.2	7,897.6	9,002.7	14%	10%
Intangible assets	828.0	947.3	993.8	1,147.4	1,401.0	22%	69%
Deferred income tax assets	27.8	33.4	46.8	56.8	46.6	-18%	68%
Other non financial assets	1,239.2	2,157.6	2,204.8	2,215.8	834.3	-62%	-33%
Non-current assets held for sale	199.9	109.4	126.6	126.5	804.0	536%	302%
TOTAL ASSETS	226,339.1	231,666.2	271,735.1	311,146.0	342,882.6	10%	51%

LIABILITIES
Deposits	144,129.2	149,488.1	179,473.2	212,568.6	237,954.4	12%	65%
Non Financial Public Sector	12,890.7	13,846.7	19,404.9	20,073.8	19,354.1	-4%	50%
Financial Sector	81.4	93.2	125.4	149.9	148.3	-1%	82%
Non Financial private sector and foreign	131,157.1	135,548.2	159,942.9	192,344.9	218,452.0	14%	67%
Liabilities at fair value through profit & loss	6.5	12.8	-	0.2	0.0	-100%	-100%
Derivatives	23.1	13.7	34.2	211.7	1.4	-99%	-94%
Repo Transactions	2,688.1	9.2	1,829.2	0.0	164.5	100%	-94%
Other financial liabilities	10,561.2	9,093.9	11,195.1	12,794.7	15,318.5	20%	45%
Financing received from Central Bank and Other Financial Institutions	1,174.1	487.0	1,829.0	3,245.5	2,998.0	-8%	155%
Issued Corporate Bonds	4,712.2	4,913.0	8,125.3	6,512.6	6,377.3	-2%	35%
Current income tax liabilities	3,975.3	4,072.1	1,781.1	2,109.0	2,946.5	40%	-26%
Subordinated corporate bonds	7,565.8	8,257.8	11,646.2	16,796.4	15,288.4	-9%	102%
Provisions	694.9	734.6	784.6	798.4	1,045.9	31%	51%
Deferred income tax liabilities	496.8	357.9	211.1	131.6	274.7	109%	-45%
Other non financial liabilities	3,576.0	3,917.2	4,436.0	5,012.2	5,875.0	17%	64%
TOTAL LIABILITIES	179,603.2	181,357.3	221,345.0	260,180.9	288,244.6	11%	60%

SHAREHOLDERS' EQUITY
Capital Stock	669.7	669.7	669.7	669.7	669.7	0%	0%
Issued Shares premium	12,428.5	12,428.5	12,428.5	12,428.5	12,428.5	0%	0%
Adjustment to Shareholders' Equity	4.5	4.5	4.5	4.5	4.5	0%	0%
Reserves	20,363.4	20,363.4	26,403.8	23,289.9	21,995.9	-6%	8%
Retained earnings	2,799.1	12,864.4	3,475.7	3,264.7	3,264.7	0%	17%
Other accumulated comprehensive income	204.6	213.0	505.9	819.3	543.1	-34%	165%
Net income for the period / fiscal year	10,065.4	3,542.2	6,657.8	10,486.0	15,729.2	50%	56%
Shareholders' Equity attributable to parent company	46,535.0	50,085.7	50,145.9	50,962.6	54,635.6	7%	17%

Shareholders' Equity attributable to non controlling interest	200.9	223.2	244.2	2.5	2.4	-4%	-99%
TOTAL SHAREHOLDERS' EQUITY	46,735.9	50,308.9	50,390.1	50,965.1	54,638.0	7%	17%

17

4Q18 Earnings Release

ANNUAL BALANCE SHEET	MACRO Consolidated		Variation
IN MILLIONS $	2017	2018	FY18 / FY17

ASSETS
Cash and deposits in Banks	35,561.6	74,766.0	110%
Cash	6,761.4	10,696.5	58%
Central Bank of Argentina	23,703.5	50,212.1	112%
Other loan & foreign entities	3,781.5	13,401.6	254%
Other	1,315.2	455.8	-65%
Debt securities at fair value through profit & loss	1,086.0	2,635.2	143%
Derivatives	8.2	17.3	111%
Repo Transactions	1,419.8	0.0	-100%
Other financial assets	2,272.7	2,999.6	32%
Loans & other receivables	132,658.7	178,874.8	35%
Non Financial Public Sector	1,883.6	1,775.5	-6%
Financial Sector	3,239.5	5,573.8	72%
Non Financial private sector and foreign	127,535.6	171,525.3	34%
Other debt securities	34,703.8	64,584.8	86%
Financial assets in guarantee	7,638.4	6,756.2	-12%
Investments in equity instruments	282.7	51.5	-82%
Investments in other companies (subsidiaries and joint ventures)	218.9	108.8	-50%
Property, plant and equipment	8,193.4	9,002.7	10%
Intangible assets	828.0	1,401.0	69%
Deferred income tax assets	27.8	46.6	68%
Other non financial assets	1,239.2	834.3	-33%
Non-current assets held for sale	199.9	804.0	302%
TOTAL ASSETS	226,339.1	342,882.6	51%

LIABILITIES
Deposits	144,129.2	237,954.4	65%
Non Financial Public Sector	12,890.7	19,354.1	50%
Financial Sector	81.4	148.3	82%
Non Financial private sector and foreign	131,157.1	218,452.0	67%
Liabilities at fair value through profit & loss	6.5	0.0	-100%
Derivatives	23.1	1.4	-94%
Repo Transactions	2,688.1	164.5	-94%
Other financial liabilities	10,561.2	15,318.5	45%
Financing received from Central Bank and Other Financial Institutions	1,174.1	2,998.0	155%
Issued Corporate Bonds	4,712.2	6,377.3	35%
Current income tax liabilities	3,975.3	2,946.5	-26%
Subordinated corporate bonds	7,565.8	15,288.4	102%
Provisions	694.9	1,045.9	51%
Deferred income tax liabilities	496.8	274.7	-45%
Other non financial liabilities	3,576.0	5,875.0	64%
TOTAL LIABILITIES	179,603.2	288,244.6	60%

SHAREHOLDERS' EQUITY
Capital Stock	669.7	669.7	0%
Issued Shares premium	12,428.5	12,428.5	0%
Adjustment to Shareholders' Equity	4.5	4.5	0%
Reserves	20,363.4	21,995.9	8%
Retained earnings	2,799.1	3,264.7	17%
Other accumulated comprehensive income	204.6	543.1	165%
Net income for the period / fiscal year	10,065.4	15,729.2	56%
Shareholders' Equity attributable to parent company	46,535.0	54,635.6	17%

Shareholders' Equity attributable to non controlling interest	200.9	2.4	-99%
TOTAL SHAREHOLDERS' EQUITY	46,735.9	54,638.0	17%

18

4Q18 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Variation
IN MILLION $	4Q17	1Q18	2Q18	3Q18	4Q18	QoQ	YoY

Interest Income	10,443.4	11,337.8	13,616.5	16,809.0	23,814.1	42%	128%
Interest Expense	3,036.0	3,395.7	4,524.0	6,486.3	11,525.9	78%	280%
Net Interest Income	7,407.4	7,942.1	9,092.5	10,322.7	12,288.2	19%	66%
Fee income	2,455.9	2,570.0	2,920.3	3,045.3	3,353.4	10%	37%
Fee expense	184.2	184.9	209.6	144.1	217.3	51%	18%
Net Fee Income	2,271.7	2,385.1	2,710.7	2,901.2	3,136.1	8%	38%
Subtotal (Net Interest Income + Net Fee Income)	9,679.1	10,327.2	11,803.2	13,223.9	15,424.3	17%	59%
Net Income from financial instruments at Fair Value Through Profit & Loss	227.4	249.2	-46.3	498.9	363.9	-27%	60%
Result from assets at amortised cost	-26.1	-2.9	-	-3.0	1.4	-147%	-105%
Difference in quoted prices of gold and foreign currency	255.0	150.6	-1,012.3	-1,244.4	728.6	-159%	186%
Other operating income	318.1	568.5	571.9	1,169.5	536.1	-54%	69%
Provision for loan losses	421.8	566.8	571.3	732.3	836.0	14%	98%
Net Operating Income	10,031.6	10,725.8	10,745.2	12,912.6	16,218.2	26%	62%
Personnel expenses	2,185.4	2,017.7	2,443.1	2,719.8	3,124.2	15%	43%
Administrative expenses	1,394.2	1,402.0	1,549.5	1,775.8	2,105.4	19%	51%
Depreciation and impairment of assets	179.5	162.9	172.6	186.5	214.5	15%	19%
Other operating expense	2,097.4	2,029.2	2,317.5	2,693.0	3,212.7	19%	53%
Operating Income	4,175.1	5,114.1	4,262.6	5,537.6	7,561.1	37%	81%
Income from associates and joint ventures	80.3	75.4	145.1	12.4	33.4	169%	-58%
Net Income before income tax on continuing operations	4,255.1	5,189.5	4,407.7	5,550.0	7,594.5	37%	78%
Income tax on continuing operations	1,123.2	1,624.9	1,270.7	1,717.7	2,351.5	37%	109%
Net Income from continuing operations	3,131.9	3,564.6	3,137.0	3,832.3	5,243.0	37%	67%

Net Income for the period	3,131.9	3,564.5	3,136.9	3,832.3	5,243.2	37%	67%
Net Income of the period attributable to parent company	3,101.3	3,542.1	3,115.7	3,828.2	5,243.2	37%	69%
Net income of the period attributable to non-controlling interests	28.9	22.4	21.2	4.1	-	-100%	-100%

Other Comprehensive Income	115.2	8.5	292.8	313.4	-276.2	-188%	-340%
Foreign currency translation differences in financial statements conversion	64.1	53.7	344.4	453.9	-119.2	-126%	-286%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	51.1	-45.2	-51.6	-140.5	-157.0	12%	-407%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	3,247.1	3,573.0	3,429.6	4,145.6	4,967.2	20%	53%
Total Comprehensive Income attributable to parent Company	3,218.2	3,550.7	3,408.4	4,141.6	4967.1	20%	54%
Total Comprehensive Income attributable to non-controlling interests	28.9	22.3	21.2	4.0	0.1	-97%	-100%

19

4Q18 Earnings Release

INCOME STATEMENT	MACRO Consolidated		Variation
IN MILLION $	2017	2018	FY18 / FY17

Interest Income	34,594.7	65,577.4	90%
Interest Expense	10,446.5	25,931.9	148%
Net Interest Income	24,148.2	39,645.5	64%
Fee income	9,186.2	11,889.0	29%
Fee expense	682.7	755.9	11%
Net Fee Income	8,503.5	11,133.1	31%
Subtotal (Net Interest Income + Net Fee Income)	32,651.7	50,778.6	56%
Net Income from financial instruments at Fair Value Through Profit & Loss	592.4	1,065.7	80%
Result from assets at amortised cost	10.6	-4.5	-142%
Difference in quoted prices of gold and foreign currency	1,380.3	-1,377.5	-200%
Other operating income	1,607.0	2,846.0	77%
Provision for loan losses	1,594.5	2,706.4	70%
Net Operating Income	34,647.5	50,601.8	46%
Personnel expenses	7,695.2	10,304.8	34%
Administrative expenses	4,694.8	6,832.7	46%
Depreciation and impairment of assets	586.2	736.5	26%
Other operating expense	6,784.2	10,252.4	51%
Operating Income	14,887.2	22,475.4	51%
Income from associates and joint ventures	196.6	266.3	35%
Net Income before income tax on continuing operations	15,083.8	22,741.7	51%
Income tax on continuing operations	4,932.0	6,964.8	41%
Net Income from continuing operations	10,151.8	15,776.9	55%

Net Income for the period	10,151.8	15,776.9	55%
Net Income of the period attributable to parent company	10,065.4	15,729.2	56%
Net income of the period attributable to non-controlling interests	86.4	47.7	-45%

Other Comprehensive Income	138.3	338.5	145%
Foreign currency translation differences in financial statements conversion	137.1	732.8	435%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	1.2	-394.3	-32958%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,290.2	16,115.4	57%
Total Comprehensive Income attributable to parent Company	10,204.2	16067.8	57%
Total Comprehensive Income attributable to non-controlling interests	86.0	47.6	-45%

20

4Q18 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	4Q17	1Q18	2Q18	3Q18	4Q18
Profitability & performance
Net interest margin	12.4%	15.4%	13.5%	13.4%	16.9%
Net interest margin adjusted (exc. FX)	11.9%	15.1%	15.2%	15.3%	16.0%
Net fee income ratio	16.0%	17.2%	19.2%	20.0%	12.0%
Efficiency ratio	40.2%	35.6%	41.9%	39.1%	35.8%
Net fee income as % of A&G Expenses	39.7%	48.4%	45.7%	51.0%	33.7%
Return on average assets	4.8%	6.4%	5.1%	5.4%	6.4%
Return on average equity	29.5%	29.4%	25.1%	29.0%	38.8%
Liquidity
Loans as a percentage of total deposits	91.4%	98.7%	86.7%	82.0%	75.2%
Liquid assets as a percentage of total deposits	50.2%	45.3%	52.3%	51.7%	57.1%
Capital
Total equity as a percentage of total assets	20.6%	21.7%	18.5%	16.4%	15.9%
Regulatory capital as % of APR	28.1%	27.3%	27.6%	26.4%	26.5%
Asset Quality
Allowances over total loans	2.0%	2.0%	2.1%	2.1%	2.3%
Non-performing financing as a percentage of total financing	1.1%	1.1%	1.4%	1.6%	1.9%
Coverage ratio w/allowances	182.2%	178.4%	149.3%	131.1%	117.7%
Cost of Risk	1.5%	1.7%	1.5%	1.8%	1.9%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	4Q17	1Q18	2Q18	3Q18	4Q18
Profitability & performance
Net interest margin	12.7%	15.4%	14.4%	14.0%	14.9%
Net interest margin adjusted (exc. FX)	12.0%	15.1%	15.2%	15.2%	15.4%
Net fee income ratio	19.7%	17.2%	18.2%	18.8%	16.7%
Efficiency ratio	40.0%	35.6%	38.7%	38.9%	37.9%
Net fee income as % of A&G Expenses	49.3%	48.4%	47.0%	48.5%	44.0%
Return on average assets	5.6%	6.4%	5.7%	5.6%	5.8%
Return on average equity	31.0%	29.4%	27.2%	27.8%	30.7%
Liquidity
Loans as a percentage of total deposits	91.4%	98.7%	86.7%	82.0%	75.2%
Liquid assets as a percentage of total deposits	50.2%	45.3%	52.3%	51.7%	57.1%
Capital
Total equity as a percentage of total assets	20.6%	21.7%	18.5%	16.4%	15.9%
Regulatory capital as % of APR	28.1%	27.3%	27.6%	26.4%	26.5%
Asset Quality
Allowances over total loans	2.0%	2.0%	2.1%	2.1%	2.3%
Non-performing financing as a percentage of total financing	1.1%	1.1%	1.4%	1.6%	1.9%
Coverage ratio w/allowances	182.2%	178.4%	149.3%	131.1%	117.7%
Cost of Risk	1.4%	1.7%	1.6%	1.7%	1.7%

21

4Q18 Earnings Release

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	2017	2018
Profitability & performance
Net interest margin	12.7%	14.9%
Net interest margin adjusted (exc. FX)	12.0%	15.4%
Net fee income ratio	19.7%	16.7%
Efficiency ratio	40.0%	37.9%
Net fee income as % of A&G Expenses	49.3%	44.0%
Return on average assets	5.6%	5.8%
Return on average equity	31.0%	30.7%
Liquidity
Loans as a percentage of total deposits	91.4%	75.2%
Liquid assets as a percentage of total deposits	50.2%	57.1%
Capital
Total equity as a percentage of total assets	20.6%	15.9%
Regulatory capital as % of APR	28.1%	26.5%
Asset Quality
Allowances over total loans	2.0%	2.3%
Non-performing financing as a percentage of total financing	1.1%	1.9%
Coverage ratio w/allowances	182.2%	117.7%
Cost of Risk	1.4%	1.7%

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 8, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer